

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 12, 2008

VIA U.S. MAIL AND FAX (703) 442-5501
Mr. Richard Calder
Chief Executive Officer
Global Telecom & Technology, Inc.
8484 Westpark Drive, Suite 720
McLean, VA 22102

> **Re: Global Telecom & Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007 as amended**
> **File No. 0-51211**

Dear Mr. Calder:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director